

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2006

Mr. Michael McDonald
Chief Financial Officer
Talisman Energy Inc.
Suite 3400, 888 – 3rd Street S.W.
Calgary, Alberta, Canada T2P 5C5

> **Re: Talisman Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **Response Letter Dated June 2, 2006**
> **File No. 001-06665**

Dear Mr. McDonald:

   We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.6 Management's Discussion and Analysis

Corporate Results Review, page 4

Operating Expenses and Unit Operating Costs, page 6

1.   We note in your response to prior comment 3 that you provided the pipeline cost amounts that you reclassified to operating expenses, and are proposing to include additional disclosure in future filings. Please submit your proposed disclosure,

which should include a discussion of where you previously classified these costs, and why you changed your classification.

Exhibit 99.7 Consolidated Financial Statements and Notes

Note 1 – Significant Accounting Policies, page 30

m) Revenue Recognition, page 32

2.   In your response to prior comment 5, you explained how you defined unlifted oil and why you changed your accounting method for it. However, although your proposed expanded disclosure clarifies how you measure the cost recorded as inventory, it does not discuss any of the points raised in our prior comment. Please submit a revised proposed disclosure, addressing each point raised in our prior comment 5.

Note 21 – Information Regarding United States GAAP Differences, page 50

3.   We note your response to prior comment 6 indicating that you follow the entitlement method of EITF 90-22 in accounting for your oil balancing arrangements. Please submit your proposed disclosure, adding the entitlement method discussion to your accounting policy note.

Engineering Comments

Reserve Estimates, page 30

4.   Regarding your response to prior comment 8, please tell us if the sales contract entered into by ConocoPhillips includes gas that Talisman has an interest in. Please tell us the reserve volumes Talisman has under this sales contract and the price you will receive for your share of the gas.

Standardized Measure of Discounted Future Net Cash Flows, page 34

5.   We note your response to prior comment 9. In an appropriate location provide the information conveyed in the first sentence of your supplemental response.

Risk Factors, page 53

6.   We note your response to prior comment 10. In future filings, either provide the information we requested or provide a cross-reference to where that information is disclosed.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director